SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Timberline Resources Corporation

(Name of Issuer)

Common Shares, par value $0.001

(Title of Class of Securities)

887133205

(CUSIP Number)

Kamal Toor

199 Bay Street, Suite 5050

Toronto ON  M5L 1E2

+1 416 504 3508

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons Waterton Precious Metals Fund II Cayman, LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Common Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,183,902 Shares

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,183,902 Shares

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,183,902 Shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.89%

(14)	Type of Reporting Person PN

(1)	Name of Reporting Persons Waterton Global Resource Management, LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Common Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,183,902 Shares

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,183,902 Shares

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,183,902 Shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.89%

(14)	Type of Reporting Person PN

(1)	Name of Reporting Persons Waterton Global Resource Management Cayman Corp.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Common Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,183,902 Shares

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,183,902 Shares

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,183,902 Shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.89%

(14)	Type of Reporting Person CO

(1)	Name of Reporting Persons Waterton Global Resource Management, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Ontario, Canada

Number of Common Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,183,902 Shares

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,183,902 Shares

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,183,902 Shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.89%

(14)	Type of Reporting Person IA

Item 1.  Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2015 (as hereby amended, the “Schedule 13D”) with respect to the common shares, par value $0.001 (“Shares”), of Timberline Resources Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4 and 5 as set forth below.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

Following Waterton Precious Metals Fund II’s decision not to proceed with the proposed Transaction, the Reporting Persons determined to dispose of a portion of the Shares and may determine to dispose of additional Shares in the future, depending on their views of market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Based upon the 17,188,615 Shares understood to be outstanding as of May 27, 2016 by the Issuer based on the Issuer’s Form 8-K filed with the SEC on June 2, 2016, as of the date hereof, Waterton Precious Metals Fund II is the direct holder of 1,183,902 Shares representing approximately 6.89% of the Shares issued and outstanding.

The aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons and, for each of the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Waterton Precious Metals Fund II, to the extent it directly holds Shares reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each of the Reporting Persons expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) The following table sets forth all transaction with respect to the Shares effected during the past 60 days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as otherwise noted, all such transactions were effected on the open market through brokers and the price per share is net of commissions.

Reporting Person	Date of Transaction	Amount of Securities Purchased or (Sold)	Price Per Share
Waterton Precious Metals Fund II Cayman, LP	06/06/2016	(138,132)	$0.40
	06/06/2016	(4,618)	$0.41
	06/06/2016	(209)	$0.42
	06/06/2016	(5,000)	$0.45

Waterton Global Resource Management, LP	06/06/2016	(138,132)	$0.40
	06/06/2016	(4,618)	$0.41
	06/06/2016	(209)	$0.42
	06/06/2016	(5,000)	$0.45

Waterton Global Resource Management Cayman Corp.	06/06/2016	(138,132)	$0.40
	06/06/2016	(4,618)	$0.41
	06/06/2016	(209)	$0.42
	06/06/2016	(5,000)	$0.45

Waterton Global Resource Management, Inc.	06/06/2016	(138,132)	$0.40
	06/06/2016	(4,618)	$0.41
	06/06/2016	(209)	$0.42
	06/06/2016	(5,000)	$0.45

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2016

WATERTON PRECIOUS METALS FUND II CAYMAN, LP
By: Waterton Global Resource Management, LP, its general partner
By: Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Kamal Toor
Name:	Kamal Toor
Title:	General Counsel

WATERTON GLOBAL RESOURCE MANAGEMENT, LP
By: Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Kamal Toor
Name:	Kamal Toor
Title:	General Counsel

WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP.

By:	/s/ Kamal Toor
Name:	Kamal Toor
Title:	General Counsel

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

By:	/s/ Kamal Toor
Name:	Kamal Toor
Title:	General Counsel